UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2012

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

UCI Holdings Limited (the “Company”) is submitting an amended Form 6-K (this “Form 6-K/A”) to amend the report on Form 6-K submitted by the Company to the Securities and Exchange Commission on May 15, 2012 containing its quarterly report for the quarterly period ended March 31, 2012 and quarterly earnings release dated May 15, 2012 (the “Original Submission”). The Company is submitting this Form 6-K/A to include XBRL interactive data for the final data included in Exhibit 99.1 in the Original Submission. In addition, the Company is amending and restating in its entirety Exhibit 99.2 (quarterly earnings release dated May 15, 2012) in the Original Submission, which is included in this Form 6-K/A as Exhibit 99.1, to reflect changes to balance sheet and comprehensive income data due to an adjustment of the impact of an amendment of certain defined benefit retirement plans. The remainder of the information contained in the Original Submission is unchanged.

This Form 6-K/A does not otherwise update the disclosures, including forward-looking information, set forth in the Original Submission and does not otherwise reflect events occurring after March 31, 2012, except to the extent set forth in the Original Submission.

Index to Exhibits

Exhibit No.	Description

99.1	Quarterly earnings release dated May 15, 2012 prepared for the information of the holders of the 8.625% Senior Notes due 2019 of UCI International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: May 16, 2012	By:	/s/ George J. DiRado
	Name:	George J. DiRado
	Title:	Chief Financial Officer